February 14, 2005

Citibank N.A.
111 Wall Street
New York, New York 10043
   As Agent for Service of Coles Myer Ltd.

Re:	Coles Myer Ltd.
				Supplemental Response to November 4, 2004
Comment
Letter
      Form 20-F for the fiscal year ended July 25, 2004
		File No. 1-10083

Dear Sir/Madam:

      	We have reviewed only those portions of your Form 20-F concerning the following issues and we have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended July 25, 2004

Item 18 - Consolidated Financial Statements - Page 94

Report of Independent Auditors - Page 97

1. Please revise the auditors` report to reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required since the report is dated after
May 24, 2004.  Refer to PCAOB Auditing Standard 1.

*    *    *    *

      As appropriate, please amend your filings in response to our comment or respond to the comment within 10 business days or tell us when you will provide us with an amendment or response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments or responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may direct questions on the financial statements and related disclosure to Jay Webb at (202) 942-1812, or Brian Cascio, the Assistant Chief Accountant, at (202) 942-1791. Direct any other questions to Daniel F. Duchovny at (202) 942-2962 or to me at
(202)
942-1927. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address:
20549-0306.

      				Sincerely,



							Thomas A. Jones
							Senior Attorney

cc:  Jeffrey Browne, Esq., Sullivan & Cromwell (via fax: 011-61-3-
9654-2422)
      Mark Pigden, Financial Reporting Manager (via fax: 011-61-3-
9829-3081)
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Citibank N.A.
   As Agent for Service of Coles Myer Ltd.
February 14, 2005
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